1.   Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* ("SEA") as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation and is registered with the Municipal Securities Rulemaking Board.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("NBC").

2.   Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Financial Instruments Transactions

Financial instruments transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurement".

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

2. **Significant Accounting Policies (continued)**

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap, option and futures contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

New Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". ASU 2016-02 will require organizations that lease assets with lease terms of more than 12 months to recognize assets and liabilities for the rights and obligations created by those leases on their statements of financial condition. The ASU will also require new qualitative and quantitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU No. 2016-02 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Upon adoption of ASU No. 2016-02 effective November 1, 2019, the Company will be recording a right-of-use asset and a lease liability in relation to an operating lease for office facilities.

3. Fair Value and Financial Instruments

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

3. **Fair Value and Financial Instruments (continued)**

Fair Value Measurement (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Bills

U.S. Treasury Bills are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(b) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Accordingly, these exchange-traded equity securities, funds and trusts are categorized in Level 1 of the fair value hierarchy.

(c) Listed Derivative Contracts

Listed option contracts entered into by the Company are actively traded, are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

Listed futures contracts entered into by the Company, whether they are actively traded or not, are valued primarily based on quoted market prices of the underlying instruments and are categorized in Level 2 of the fair value hierarchy.

(d) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2019
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

| | Fair Value Measurements Using | | | | |
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Securities received as collateral	527,368	-	-	-	527,368
Receivable from broker-dealers and clearing organizations					
Futures contracts	-	16,157	-	(16,157)	-
Receivable from related parties					
Total return equity swap contract	-	32	-	-	32
Securities owned					
Exchange-traded equity securities	532,429	-	-	-	532,429
Exchange-traded funds	239,011	-	-	-	239,011
Exchange-traded real estate investment trusts	3,578	-	-	-	3,578
Exchange-traded options contracts	65,947	-	-	-	65,947
	840,965	-	-	-	840,965
	1,368,333	16,189	-	(16,157)	1,368,365
Financial liabilities					
Obligation to return securities received as collateral	527,368	-	-	-	527,368
Payable to broker-dealers and clearing organizations					
Futures contracts	-	22,299	-	(20,464)	1,835
Securities sold, not yet purchased					
Exchange-traded equity securities	207,925	-	-	-	207,925
Exchange-traded funds	9,306	-	-	-	9,306
Exchange-traded options contracts	46,179	-	-	-	46,179
	263,410	-	-	-	263,410
	790,778	22,299	-	(20,464)	792,613

There were no transfers between all levels of the fair value hierarchy during the year.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The two following tables present information about the offsetting of fair values of futures contracts recorded in amounts receivable from and payable to broker-dealers and clearing organizations in the statement of financial condition:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
	$	$	$	$	$	$
Equity futures contracts	16,157	(16,157)	-	-	-	-

Gross amounts of recognized assets presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized assets represent negative fair values of certain futures contracts which are presented in the following table as gross amounts of recognized liabilities and which are settled daily on a net basis with the futures contracts presented in the table above.

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
	$	$	$	$	$	$
Equity futures contracts	22,299	(20,464)	1,835	-	-	1,835

Gross amounts of recognized liabilities presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized liabilities include (1) an offset of $16,157 representing positive fair values of certain futures contracts which are settled daily on a net basis with futures contracts presented in the table above; and (2) an offset of $4,307 of cash paid to a clearing organization in settlement of the net unrealized loss associated with the open futures contracts cleared with this organization.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2019
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g. cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

	Carrying Value	Fair Value	Fair Value Measurements Using Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	5,973	5,973	5,973	-	-
Securities borrowed	4,684,541	4,684,541	-	4,684,541	-
Deposits with clearing organizations	42,476	42,476	42,476	-	-
Receivable from broker-dealers and clearing organizations	27,913	27,913	-	27,913	-
Receivable from customers	3,412	3,412	-	3,412	-
Receivable from related parties	5,033	5,033	-	5,033	-
Other assets	4,010	4,010	-	4,010	-
	4,773,358	4,773,358	48,449	4,724,909	-
Financial liabilities					
Bank loan payable to ultimate parent company	63,568	63,568	-	63,568	-
Securities loaned	4,745,818	4,745,818	-	4,745,818	-
Payable to broker-dealers and clearing organizations	9,164	9,164	-	9,164	-
Payable to customers	417	417	-	417	-
Payable to related parties	1,466	1,466	-	1,466	-
Accrued expenses and other liabilities	7,513	7,513	-	7,513	-
	4,827,946	4,827,946	-	4,827,946	-

3. Fair Value and Financial Instruments (continued)

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2019, the Company's greatest concentration of credit risk is from amounts totaling $5,311 that are receivable from NBFI.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, futures, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with NBC to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of NBC's stock price.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2019
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional amounts of derivative financial instruments as of October 31, 2019, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contract			
Swap	7,157	-	7,157
Exchange-traded contracts			
Long futures contracts	193,026	-	193,026
Short futures contracts	661,263	-	661,263
Long options contracts	313,144	-	313,144
Short options contracts	312,134	-	312,134
	1,486,724	-	1,486,724

During the year, the month-end notional amounts of derivative financial instrument contracts entered into by the Company have fluctuated in the range of $567,000 to $1,990,000.

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Fair values of derivative financial instruments as of October 31, 2019, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contracts		
Swap	32	-
Exchange-traded contracts		
Futures contracts	16,157	22,299
Options contracts	65,947	46,179
Total derivatives	82,136	68,478
Netting	(16,157)	(20,464)
	65,979	48,014

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

4.   Securities Financing

Securities borrowed and securities loaned transactions are presented on the statement of financial condition except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the fair value of securities loaned.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the statement of financial condition in amounts receivable from and payable to related parties. For further information on securities borrowed and loaned transactions with related parties, see Note 8.

The following table presents as of October 31, 2019, the gross and net balances of securities borrowed and loaned.

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
	$	$	$	$	$	$
Securities borrowed	4,684,541	-	4,684,541	(4,519,713)	-	164,828

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
	$	$	$	$	$	$
Securities loaned	4,745,818	-	4,745,818	(4,579,092)	-	166,726

4. Securities Financing (continued)

The following tables present as of October 31, 2019, security class information related to the gross asset for securities borrowed and the gross liability for securities loaned as well as the remaining maturity of the agreements.

	Securities Borrowed	Securities Loaned
	$	$
Exchange-traded equity securities, funds and real estate investment trusts	4,684,541	4,745,818

	Overnight and Open	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
	$	$	$	$	$
Securities borrowed	4,684,541	-	-	-	4,684,541
Securities loaned	4,745,818	-	-	-	4,745,818

5. Pledged Securities Owned and Collateral

The Company pledges certain of its securities owned to collateralize securities financings as well as to meet certain obligations under an agreement with a clearing organization. Pledged securities that can be sold or repledged by the secured party are identified in the statement of financial condition.

As of October 31, 2019, the carrying value of pledged securities owned that can be sold or repledged by the counterparty was as follows:

	$
Securities owned pledged under securities financing transactions	
Securities loaned collateralized with cash	285,021
Securities loaned collateralized with securities	37,440
	322,461
Securities owned pledged to a clearing organization	44,538
	366,999

Under its securities borrowed agreements, the Company is permitted to sell or repledge the securities received. As of October 31, 2019, the fair value of securities received under securities borrowed transactions amounted to $4,519,713 of which the Company repledged $4,294,072 under securities loaned transactions.

5. Pledged Securities Owned and Collateral (continued)

The Company received collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of collateral received and the related obligation to return the collateral in the statement of financial condition. As of October 31, 2019, securities received as collateral of $527,368 and an obligation to return securities received as collateral of $527,368 were reported in the statement of financial condition. Collateral received in connection with these transactions that was subsequently repledged was approximately $445,893 (see Note 8) as of October 31, 2019.

6. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by NBFI.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2019, consist of the following:

	Receivable $	Payable $
Securities failed-to-deliver/receive (Note 8)	4,667	7,659
Receivable from/payable to broker-dealers (Note 8)	1,039	1,505
Receivable from/payable to clearing organizations	22,207	1,835
	27,913	10,999

Securities failed-to-deliver represent the contract value of securities which have not been delivered by the Company on settlement date. Securities failed-to-receive represent the contract value of securities which have not been received by the Company on settlement date.

7. Receivable from and Payable to Customers

As of October 31, 2019, amounts receivable from and payable to customers consist of the following:

	Receivable $	Payable $
Securities failed-to-deliver/receive	3,412	417

8. Related Party Transactions

The Company is involved in securities lending transactions with NBFI and has service agreements in place with NBFI and NBC, and NBC's U.S. branch. The service agreements describe certain services, expense sharing arrangements and other assistance the Company provides to its affiliates as well as describing services and functions provided by those affiliates to the Company.

The following table sets forth the Company's related party assets and liabilities as of October 31, 2019:

	NBFI	NBC	Total
	$	$	$
Assets			
Cash	-	5,953	5,953
Securities borrowed	3,006,177	-	3,006,177
Receivable broker-dealers and clearing organizations			
Receivable from broker-dealers	278	-	278
Receivable from related parties			
Net interest receivable resulting from securities lending transactions due by November 30, 2019	2,329	-	2,329
Receivable bearing no interest with no fixed term of payment	2,704	32	2,736
	5,033	32	5,065
	3,011,488	5,985	3,017,473
Liabilities			
Bank loan payable to ultimate parent company			
Loan bearing interest at the rate of 1.82% per annum, maturing on November 1, 2019	-	63,568	63,568
Securities loaned	425,520	-	425,520
Payable to broker-dealers and clearing organizations			
Securities failed-to-receive	4,018	-	4,018
Payable to related parties			
Payable bearing no interest with no fixed term of payment	-	1,466	1,466
	429,538	65,034	494,572

As of October 31, 2019, securities received as collateral in the amount of $445,893 were repledged to NBFI under securities for securities financing transactions.

9.   Income Taxes

The Company files its U.S. federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly, the Company is included in the combined state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. The Company's income tax provision is computed based on the federal statutory rate and the average state and local statutory rates, net of the related federal benefit. The Company's effective tax rate differs from the federal statutory tax rate primarily as a result of state and local income taxes.

As of October 31, 2019, income taxes receivable amounted to $8,652 and income taxes payable to parent company amounted to $11,144.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future periods. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future periods. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2019, the Company had deferred income tax assets totaling $613, net of deferred income tax liabilities.

As of October 31, 2019, the Company had no gross unrecognized tax benefits. The Company is currently under examination by the Internal Revenue Service for income tax returns for the years ended October 31, 2012 to 2016 and by New York State for income tax returns for the years ended October 31, 2015 to 2017. The Company remains subject to examination by state, local and foreign tax authorities for income tax returns for the years ended October 31, 2015 to 2019, as well as for its U.S. federal income tax return for the years ended October 31, 2012 to 2019.

10. Commitments and Contingencies

Commitments

As of October 31, 2019, the Company is committed under an operating lease for office facilities. The Company's future commitments are summarized below by year of expiration.

Year Ending on October 31st of:	$
2020	1,363
2021	1,363
2022	1,363
2023	1,363
2024	1,443
Thereafter	6,056
Total minimum lease payments	**12,951**

Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, "Accounting for Contingencies", when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

11. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2019, the Company had net capital, as defined, of $470,424, which was $470,174 in excess of its minimum net capital of $250.

12. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.